Exhibit 99.1

Scinai Announces Signing of Loan Restructuring Agreement with

European Investment Bank; Converting Approximately $29 million of Debt to Preferred Equity Convertible into 19.5% Common Equity

Jerusalem – aUGUST 13, 2024 – Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) (the “Company”), a biopharmaceutical company focused on developing inflammation and immunology (I&I) biological products and on providing CDMO services through its Scinai Bioservices business unit, today announced that it has signed a definitive Loan Restructuring Agreement (the “Restructuring Agreement”) with its lender, the European Investment Bank (the “EIB”). The Restructuring Agreement also included an amendment and restatement to the Finance Contract (the “Finance Contract”) between the parties.

In connection with the transactions, an amount equal to approximately EUR 26.6 million (equal to approximately $29 million), including interest accrued to date, owed by the Company to the EIB under the Finance Contract between the parties will be converted into 1,000 preferred shares, no par value per share, of the Company (the “Preferred Shares”). Following the conversion, the total outstanding loan amount owed by the Company to the EIB will be EUR 250,000 (equal to approximately $273,000). The new outstanding loan amount will have a maturity date of December 31, 2031, will not be prepayable in advance, and no interest will accrue or be due and payable on such amount.

The terms of the Preferred Shares are set forth in the Amended and Restated Articles of Association of the Company approved by the shareholders at the Extraordinary Meeting of Shareholders of the Company held today, August 12, 2024 (the “Amended Articles”). The Preferred Shares are convertible (in whole or in part), at the option of the EIB, into a fixed number of ADSs equal to in the aggregate 19.5% of the fully diluted capital of the Company as of the closing date. The Preferred Shares do not contain any anti-dilution provisions, do not accrue dividends, and are not subject to mandatory redemption, but are redeemable at the election of the Company, as more fully described below, at a cumulative redemption value of $34 million.

Amir Reichman, CEO of the Company, commented, “Scinai’s management and board of directors once again extend their appreciation and thanks to the EIB’s officers for their relentless support and cooperation. The completion of this important financial contract restructuring will eliminate almost $28 million of debt and its conversion to equity marks a significant turning point for the Company. We expect this achievement to help establish a more stable financial base for Scinai and propel Scinai’s plans to develop novel therapeutics for the treatment of unmet needs within inflammation and immunology diseases.”

The Preferred Shares entitle the holders to redemption payments in the aggregate amount of $34 million ($34,000 per Preferred Share) in the event that the Company elects, at its sole discretion, to make any such redemption payments, provided that such redemption is in compliance with applicable law, including the Company’s legal ability to pay a dividend to its shareholders.  In the event of Liquidation (as defined in the Amended Articles) the Preferred Shares are entitled to distributions up to the then unpaid redemption value before distributions are made to holders of ordinary shares. In the event a Preferred Share is converted into ADSs, the right to receive such payment for such Preferred Share will be extinguished. The Company has a right of first refusal in the event that the EIB intends to sell, transfer, assign or otherwise dispose of any or all of the Preferred Shares.

The Preferred Shares also contain a provision preventing the holder from converting Preferred Shares into ADSs to the extent that (i) the holder would become the beneficial owner of more than 4.99% of the Company’s outstanding ADSs and (ii) the holder will receive, or would have been entitled to receive, within the twelve month period prior to such conversion, an aggregate number of ADSs in excess of 4.99% of the ADSs issued and outstanding at the time of such conversion. In addition, a holder of Preferred Shares may not convert such shares for a period of twelve (12) months commencing on the date of issuance of the Preferred Shares.

In addition, the Company may only take any of the following actions provided (a) it either (i) first redeems all then-outstanding Preferred Shares by making a redemption payment or (ii) obtains the written consent or affirmative vote of the holders of a majority of the Preferred Shares in order to proceed without making such a redemption; or (b) the action in question is not in the control of the Company: incurring certain indebtedness, consummating certain acquisition or merger transactions, taking any action or step in relation to the delisting of the Company’s securities on Nasdaq;  authorizing the creation of any security having rights, preferences or privileges equal to or greater than those of the Preferred Shares, including the issuance of additional Preferred Shares.

The amendments to the Finance Contract also eliminate the requirement for the Company to pay to the EIB the variable remuneration previously required under the Finance Contract.

The closing of the transaction is subject to customary closing conditions.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (Nasdaq: SCNI) is a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing biological drug development, analytical methods development, clinical cGMP manufacturing, and pre-clinical and clinical trial design and execution services for early stage biotech drug development projects.

Company website: www.scinai.com.

Company Contacts

Investor Relations | +972 8 930 2529 | ir@scinai.com

Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. Examples of such statements include, but are not limited to, the closing of the transaction with the EIB. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to, the risk that the closing of the transaction with the EIB will not occur or will be delayed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 15, 2024, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.